SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


NAME OF ISSUER:  Cortech, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  22051J100000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Natalie I. Koether, Esq., Rosenman & Colin
     211 Pennbrook Road, P. O. Box 97
     Far Hills, New Jersey 07931                 (908) 766-4101

DATE OF EVENT WHICH REQUIRES FILING:    October 6, 1997


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

     Check the following if a fee is being paid with the statement:       (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:   300902103000


1.       NAME OF REPORTING PERSON:   Asset Value Fund Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)      (b)   XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   New Jersey

7.       SOLE VOTING POWER:   3,150,833

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  3,150,833

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   3,150,833

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES           NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   16.51%

14.      TYPE OF REPORTING PERSON:   PN

Item 1.  SECURITY AND ISSUER

     This Schedule 13D (this "Schedule") relates to the purchase by Asset Value Fund Limited Partnership ("Asset Value") of the common stock, par value $.002 per share ("Shares") and warrants to purchase additional Shares ("Warrants"), of Cortech, Inc., a Delaware corporation (the "Company" or "Cortech"). Cortech's principal executive offices are located at 6850 N. Broadway, Suite G, Denver, Colorado 80221.

Item 2.  IDENTITY AND BACKGROUND

     (a), (b) and (c). Asset Value is a limited partnership engaged in investing in securities. The sole general partner of Asset Value is Asset Value Management, Inc., ("Asset Value Management"). Asset Value Management is a wholly-owned subsidiary of Kent Financial Services, Inc. ("Kent"), a public company, the principal business of which is the operation of T. R. Winston &
Company, Inc. ("TRW"), its wholly-owned subsidiary. TRW is a broker-dealer registered with the National Association of Securities Dealers, Inc. Asset Value, Asset Value Management, Kent and TRW maintain offices at 376 Main Street, Bedminster, New Jersey 07921. (See Exhibits A and B for information about the executive officers and directors of Asset Value Management and Kent, respectively, including addresses and principal businesses or occupations.)

     (d) During the past five years, none of Asset Value, Asset Value Management, Kent, and any of the persons listed on Exhibits A and B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of Asset Value, Asset Value Management, Kent, nor any of the persons listed on Exhibits A and B has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Asset Value is a New Jersey limited partnership, and Asset Value Management and Kent are Delaware corporations. TRW is a New Jersey corporation. All individuals listed on Exhibits A and B are citizens of the United States.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Through October 14, 1997, Asset Value has acquired 2,924,257 Shares at an aggregate purchase price of $1,965,702.84 and Warrants to purchase 562,576 Shares at an aggregate purchase price of $11,251.52, including brokerage commissions where applicable. Asset Value purchased the Shares and Warrants with its cash reserves. During the same period Asset Value also sold 336,000 Shares for proceeds of $219,055.17.

Item 4.  PURPOSE OF TRANSACTION.

     Cortech was organized to exploit the technology developed by certain of its original principals. The effort to commercialize this technology has been unsuccessful, resulting in a material loss to the Company and its shareholders. Asset Value believes that the Shares are undervalued, because Cortech's continuing losses shroud its future with uncertainty. The Shares were purchased because Asset Value believes there are alternatives for restoring shareholder confidence in Cortech's value either by modifying its current business or by acquiring or merging with another business. Asset Value's executives have had considerable success in restructuring failed businesses, either by direct oversight or by influencing the course of management.

     Asset Value intends to request representation on Cortech's Board of Directors. If its request is denied, Asset Value will review its options which could include, among other things, seeking one or more of its nominees to the Board at the next annual meeting, although no such decision has been reached.

     Except as indicated above, Asset Value has no plans or proposals which relate to or would result in any of the actions or matters referred to in the text of Item 4 of Schedule 13D, but retains the right to take all such actions as it may deem appropriate to maximize its investment in Cortech.

     Irrespective of the foregoing, Asset Value may determine to buy additional Shares or sell Shares as its deems in its own best interests.


Item 5.  INTEREST  IN  SECURITIES  OF THE ISSUER.

     (a) As of the close of business on October 14, 1997, Asset Value beneficially owned 2,588,257 Shares and Warrants to purchase 562,576 Shares, representing in total 16.51% of Shares reported as outstanding in the Company's Form 10-Q for the quarter ended June 30, 1997.

     (b) The information presented in Items 7 through 10 of the cover sheet to this Schedule 13D is incorporated herein by reference.

     (c) Exhibit C annexed hereto sets forth all transactions in Shares and Warrants effected by Asset Value in the sixty days preceding the date of this Statement, the dates of such transactions, and the per Share/Warrant purchase or sales price. The transactions reported herein, unless otherwise indicated, were open market transactions effected in the over-the-counter market.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - Executive Officers and Directors of Asset Value Management Exhibit B - Executive Officers and Directors of Kent
         Exhibit C -  Transactions in Shares/Warrants for the past 60 days

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 15, 1997


                                   ASSET VALUE FUND LIMITED PARTNERSHIP

                                   By:  Asset Value Management, Inc.
                                        General Partner


                                   By: /s/ John W. Galuchie, Jr.
                                      --------------------------------
                                      John W. Galuchie, Jr.
                                      Treasurer and Secretary

                                   EXHIBIT A

              ASSET VALUE MANAGEMENT (See Item 2 of this Schedule)

                        Executive Officers and Directors


NAME AND BUSINESS ADDRESS                    PRESENT POSITION(S) WITH ADDRESS
-------------------------                    ---------------------------------
Paul O. Koether                              See Exhibit B for information about
                                             Mr. Koether

John W. Galuchie, Jr.                        See Exhibit B for information about
                                             Mr. Galuchie

                                   EXHIBIT B

                       KENT (See Item 2 of this Schedule)

                        Executive Officers and Directors

NAME AND BUSINESS ADDRESS*                   PRESENT POSITION(S) WITH ADDRESS*
-------------------------                    ---------------------------------
Paul O. Koether                              Chairman, President and Director
                                             of Kent

                                             Registered Representative, Chairman
                                             and Director of TRW

                                             President and Director of Asset
                                             Value Management

                                             Chairman, President and Director
                                             Pure World, Inc. ("Pure World")
                                             (Pure World develops, manufactures
                                             and sells natural ingredients
                                             which principally are derived
                                             from plant materials (botanicals)
                                             using its proprietary extraction
                                             technology for the cosmetic, food
                                             and flavor, nutraceutical and
                                             pharmaceutical industries.)


                                             Chairman, President and Director
                                             Sun Equities Corporation ("Sun")
                                             (Sun is a closely-held private
                                             company, the business of which is
                                             to own shares of other
                                             corporations.  Sun and parties
                                             affiliated with Sun own
                                             approximately 38 percent of Pure
                                             World's outstanding common stock.)

                                             General Partner
                                             Shamrock Associates
                                             (Investment limited partnership;
                                             owner of approximately 40 percent
                                             of Kent's outstanding common
                                             stock.)

                                             Chairman, President and Director
                                             American Metals Service, Inc.
                                             ("AMTS")
                                             (Engaged in redeploying its
                                             assets.)


*Unless  otherwise  designated,  the  address   of  the  executive  officers,
directors,  and companies referred herein, is 376 Main Street,  Bedminster,  New
Jersey 07921.


John W. Galuchie, Jr.                        Vice President and Treasurer of
                                             Kent

                                             Secretary, Treasurer and Director
                                             of Asset Value Management

                                             Registered Representative,
                                             President, Treasurer and Director
                                             of TRW

                                             Vice President and Director of Sun

                                             Executive Vice President, Treasurer
                                             and Secretary of Pure World

                                             Vice President, Treasurer and
                                             Director of AMTS


M. Michael Witte                             Director of Kent
1120 Granville Avenue
Suite 102                                    President
Los Angeles, CA  90049                       M.M. Witte & Associates, Inc.
("1120 Granville")                           1120 Granville
                                             (Oil and gas consulting and
                                             investment management)

                                             Co-Chairman
                                             The American Drilling Company, LLC
                                             1301 Montana Avenue
                                             Suite D
                                             Santa Monica, CA  90402
                                             (Oil and gas exploration and
                                             production)

                                             President and Chief Executive
                                               Officer
                                             South Coast Oil Corporation
                                             800 W. 6th Street
                                             Pacific Financial Center
                                             Suite 1600
                                             Los Angeles, CA  90017
                                             (Oil and gas exploration and
                                             production)


Casey K. Tjang                               Director of Kent
350 Fifth Avenue
Empire State Building                        Chief Financial Officer, Secretary
Room 3922                                      and Director
New York, NY  10118                          Leading Edge Packaging, Inc.
("350 Fifth")                                350 Fifth
                                             (Marketing wholesaler and
                                             distribution of consumer product
                                             packagings)


Mathew E. Hoffman, Esq.                      Director of Kent
425 Park Avenue
New York, NY  10022                          Head of Litigation
("425 Park")                                 Todtman, Nachamie, Hendler & Spizz
                                               P.C.
                                             425 Park
                                             (Law firm)



                                   EXHIBIT C

              Transactions in Shares/Warrants for the Past 60 Days


                               NUMBER OF                        PRICE
  DATE                  SHARES/WARRANTS PURCHASED          PER SHARE/WARRANT*
--------                --------------------------         ------------------
Shares
--------
08/15/97                       5,100                        .6875
08/18/97                       5,200                        .6689
08/19/97                       3,200                        .65625
08/20/97                       9,000                        .65625
08/21/97                       8,500                        .6875
08/27/97                     146,800                        .6875
09/08/97                      22,000                        .6875
09/11/97                      20,000                        .703125
09/15/97                      26,000                        .703125
09/16/97                       7,700                        .703125
09/17/97                       4,000                        .703125
09/24/97                      31,425                        .703125
09/30/97                      89,600                        .703125
10/01/97                      56,000                        .703125
10/02/97                       1,475                        .703125
10/06/97                      25,000                        .6875
10/07/97                       2,000                        .6875
10/07/97                       6,500                        .71875
10/07/97                     336,000                        .703125
10/08/97                   1,556,757**                      .65
10/08/97                       5,000                        .75
10/08/97                      20,000                        .71875
10/09/97                       2,000                        .71875
10/09/97                       5,000                        .765625
10/09/97                      18,500                        .75
10/10/97                       4,500                        .78125
10/14/97                       1,000                        .78125
10/14/97                       6,000                        .8125

Warrants:
---------
10/08/97                     562,576**                      .02




*   Exclusive of brokerage commissions.
**  Privately negotiated transaction.




                               NUMBER OF                     PRICE
  DATE                        SHARES SOLD                  PER SHARE*
--------                    ----------------               ----------
08/29/97                       3,000                        .71875
09/17/97                       2,000                        .71875
09/30/97                       3,000                        .71875
10/07/97                     325,000                        .65


*   Exclusive of brokerage commissions.

